Filed Pursuant to Rule 433
Registration No. 333- 177789
February 28, 2012

U.S.$500,000,000
TransCanada PipeLines Limited

0.875% Senior Notes due 2015

Issuer:	TransCanada PipeLines Limited

Security:	0.875% Senior Notes due 2015

Size:	U.S.$500,000,000

Maturity Date:	March 2, 2015

Coupon:	0.875%

Interest Payment Dates:	March 2 and September 2, commencing September 2, 2012

Price to Public:	99.629%

Benchmark Treasury:	0.250% due February 2015

Benchmark Treasury Yield:	99-17 ¾ / 0.401%

Spread to Benchmark Treasury:	+60 basis points

Yield:	1.001%

Redemption:	At any time at the greater of par or a discount rate of Treasury plus 10 basis points

Trade Date:	February 28, 2012

Expected Settlement Date:	March 2, 2012 (T+3)

CUSIP:	893526 DL4

ISIN:	US893526DL47

Anticipated Ratings:	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services A by DBRS Limited

Joint Bookrunners:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc.

Co-Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. UBS Securities LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at (800) 503-4611 or HSBC Securities (USA) Inc. toll free at (866) 811-8049.